SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2015
Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.
Publicly-Held Company
CNPJ/MF 02.558.115/0001-21
NIRE 33.300.276.963

MINUTES OF THE ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING HELD ON APRIL 14th, 2015

DATE, TIME AND PLACE: On April 14th, 2015, at 11:00 a.m., at the headquarters of TIM Participações S.A. (“Company”), located at Avenida das Américas, Nr. 3,434, Building 1, 6th floor, Barra da Tijuca, in the City and State of Rio de Janeiro.

PRESENCE: Shareholders representing eighty-four point fifty-five percent (84.55%) of the total capital stock, including the owners of the American Depositary Receipts, which represents eleven point forty-six percent (11.46%) of the total capital stock, pursuant to the signatures on the Shareholders’ Attendance Book. Also attended the meeting Messrs. Franco Bertone, Chairman of the Board of Directors; Guglielmo Noya, Chief Financial Officer; Rogério Tostes Lima, Investors Relations Officer; Flavio Morelli, People Value Officer; Jaques Horn, Legal Officer; Oswaldo Orsolin, Chairman of the Fiscal Council; Alberto Emmanuel Carvalho Whitaker, Coordinator of the Statutory Audit Committee; Sergio Zamora, representative of the Company’s independent auditors, PricewaterhouseCoopers (“PwC”).

BOARD: Chairman – Mr. Robson Goulart Barreto; Secretary – Mr. Jaques Horn.

SUMMONS AND PUBLICATIONS: (1) The notice provided in Section 133 of the Brazilian Law No. 6,404, dated as of December 15th, 1976 (“Law 6,404/76”) was published on March 13th, 16th and 17th, 2015, on pages 30, 53 and 32 of the Official Gazette of the State of Rio de Janeiro; on pages A5, B9 and A11 of Valor Econômico; and on pages A-3, A-3 and A-7 of Jornal do Commercio, respectively; (2) The Management’s Report, the Financial Statements, the Fiscal Council’s Opinion, the Statutory Audit Committee’s Report and the Independent Auditors’ Report, related to the fiscal year ended on December 31st, 2014, were published on March 10th, 2015, on pages 17 to 33 of the Official Gazette of the State of Rio de Janeiro; on pages A15 to A21 of the Valor Econômico; and on pages C1 to C13 of the Jornal do Commercio; and (3) The Call Notice was published on March 13th, 16th and 17th, 2015, on pages 31, 53 and 33 of the Official Gazette of the State of Rio de Janeiro, on pages A5, B9 and A11 of the Valor Econômico; and on pages A-3, A-3 and A-7 of the Jornal do Commercio, respectively.

READING OF DOCUMENTS, RECEIPTING OF VOTES AND DRAWING OF MINUTES: (1) The reading of documents related to the agenda to be discussed on this Shareholders’ Meeting was dismissed, since the shareholders are fully aware of the contents thereof; (2) It was authorized the drawing up of these minutes as a summary and its publication without the signatures of all shareholders, in accordance with Section 130, paragraphs 1 and 2, of Law 6,404/76, respectively; (3) Voting statements, dissidences and protests by any chance presented shall be received, numbered and certified by the Board, and shall be filed at the Company’s headquarters, pursuant to Section 130, paragraph 1, of Law 6,404/76; and (4) The minutes of this Annual and Extraordinary Shareholders’ Meeting shall be drawn up as a single document, pursuant to the provided in Section 131, sole paragraph, of the Law 6,404/76.

On Annual Shareholders’ Meeting:
(1) To resolve on the management’s report and the financial statements of the Company, dated as of December 31st, 2014; (2) To resolve on the management’s proposal for the allocation of the results related to the fiscal year of 2014, and on the dividend distribution by the Company;  (3) To resolve on the composition of the Company’s Board of Directors and to elect its regular members; (4) To resolve on the composition of the Fiscal Council of the Company and to elect its regular and alternate members; and (5) To resolve on the proposed compensation for the Company’s Administrators and the members of the Fiscal Council of the Company, for the year of 2015.

On Extraordinary Shareholders’ Meeting:
(1) To resolve on the proposed extension of the Cooperation and Support Agreement, to be entered into by and among Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other, with the Company as intervening party.

RESOLUTIONS: Upon review and discussion on the subjects contained in the Agenda, the shareholders resolved:

On Annual Shareholders’ Meeting:

(1) To approve, by majority of votes, corresponding to ninety-nine point fourteen percent (99.14%) of the capital stock represented at this Shareholders’ Meeting, based on the information provided by the Company and on the favorable opinion of the Fiscal Council, of the Statutory Audit Committee and the Independent Auditors, PwC, the Management’s Report and the individual and consolidated Financial Statements of the Company, dated as of December 31st, 2014, duly audited by the Independent Auditors of the Company, PwC, with the respective Report, as well as with the Opinion of the Company’s Fiscal Council and the Report of the Company’s Statutory Audit Committee;

(2) To approve, by majority of votes, corresponding to ninety-nine point eighty-one percent (99.81%) of the capital stock represented at this Shareholders’ Meeting, the management’s proposal to allocate the results, related to the fiscal year of 2014, and the dividends distribution by the Company, along with the Opinion of the Fiscal Council, which provides the 2014 Net Profits, in the amount of one billion, five hundred and forty-six million, four hundred and eighteen thousand, three hundred and seventy-eight Reais and eighty cents  (R$ 1,546,418,378.80) shall have the following destination: (2.1) To the Legal Reserve, according to Section 193 of the Law 6,404/76, five percent (5%) of the 2014 Net Profits, in the amount of seventy-seven million, three hundred and twenty thousand, nine hundred and eighteen Reais and ninety-four cents (R$77,320,918.94); (2.2) As mandatory minimum dividend, pursuant to the Company’s By-Laws, the amount of three hundred and sixty-seven million, two hundred and seventy-four thousand, three hundred and sixty-four Reais and ninety seven cents (R$367,274,364.97). Therefore, each share shall be entitled to zero point one, five, one, seven, five, one, four, three, one Reais (R$0.151751431), calculated based on the total amount of the shares issued by the Company, except for the treasury shares, to be paid as follows: one hundred percent (100%) of the total amount to be distributed on June, 16th, 2015; it is registered that are entitled to the dividends approved on this Meeting the shareholders of Company that acquired shares up to May 12th, 2015 (inclusive). The shares acquired after this date, i.e. from May 13th, 2015 on, will be traded ex direito stock dividend; (2.3) For the Capital Reserve, will be allocated the balance of one hundred and twenty-one million, one hundred and forty-two thousand, nine hundred and eighty-eight Reais and fifty-six cents (R$ 121,142,988.56), corresponding to the tax benefit amount resulting from the income tax reduction incurred in the fiscal year of 2014; and (2.4) To the Statutory Reserve for expansion, pursuant to the Company’s By-Laws, shall be allocated the remaining balance of the Net Profits minus the total dividends distributed and the amount allocated in the capital reserve, the amount of nine hundred and eighty million, six hundred and eighty thousand, one hundred and six Reais and thirty-three cents (R$980,680,106.33).

(3) The Chairman informed the present that none of the shareholders requested the adoption of the multiple voting system. Following that, the Chairman asked the present minority shareholders about their interest in the separate election of a member of the Board of Directors, as provided in the Section 141, §§ 4º and 5º of Law 6,404/76; in view of the negative response of the present shareholders, it was put to vote the number of Directors that will comprise the Board of Directors; following that, it was put to the vote the election of candidates nominated by the shareholders. Thus, the shareholders resolved: (3.1) To approve by majority of votes, equivalent to ninety-eight point fifty-seven percent (98.57%) of the share capital represented at this Meeting, for ten (10) regular members of the Board of Directors; and (3.2) To elect, to compose the Board of Directors, Messrs: (i) Adhemar Gabriel Bahadian, Brazilian citizen, married, retired diplomat, bearer of the identity card No. 1,839, issued by MRE, enrolled before the Individual Taxpayers’ Registry (“CPF/MF”) under No. 012.987.207-53, domiciled at Avenida Epitácio Pessoa, No. 2,214, Apt. 703, Leblon, in the City and State of Rio de Janeiro, Brazil; (ii) Alberto Emmanuel Carvalho Whitaker, Brazilian citizen, married, administrator and lawyer, bearer of the identity card No. 2.025.093, issued by SSP/SP, enrolled before the CPF/MF under No. 002.337.738-00, domiciled at Alameda Itu, No. 823, apt. 31, Cerqueira Cesar, City and State of São Paulo, Brazil; (iii) Francesca Petralia, Italian citizen, widowed, bachelor at law, bearer of the Italian Passport No. YA7309838, valid until January 21, 2025, domiciled at Via Varco Sabino 1, 00189, in the City of Rome, Italy; (vi) Franco Bertone, Italian citizen, married, engineer, bearer of the Italian Passport No. YA2810730, valid until October 13th, 2021, enrolled before the CPF/MF under No. 058.686.837-22, domiciled at Avenida das Américas, No. 3.434, 1st Building, 7th Floor, Barra da Tijuca, City and State of Rio de Janeiro, Brazil; (v) Herculano Aníbal Alves, Brazilian citizen, married, economist, bearer of the identity card No. 5.306.068, issued by IIRDG/SP, enrolled before the CPF/MF under No. 463.463.178-49 domiciled at Rua Traipu, No. 214, apt. 122, Bairro Perdizes, Cidade e Estado de São Paulo;  (vi) Manoel Horacio Francisco da Silva, Brazilian citizen, married, bachelor in administration, bearer of the identity card No. 3.098.648, issued by IFP/RJ, enrolled before the CPF/MF under No. 066.526.978-15, domiciled at Rua Dr. Renato Paes de Barros, No. 1017, 12th Floor, Itaim Bibi, in the City and State of São Paulo, Brazil; (vii) Mario Di Mauro, Italian citizen, married, bachelor in economics, bearer of the Italian Passport No. AA2248135, valid until June 26th, 2018, enrolled before the CPF/MF under No. 058.178.137-69, domiciled at Avenida das Américas, No. 3.434, Building 1, 7th floor, Barra da Tijuca, City and State of Rio de Janeiro, Brazil; (viii) Oscar Cicchetti, Italian citizen, married, engineer, bearer of the Italian passport No. AA2682651, valid until May, 9th, 2018, enrolled before the CPF/MF under No. 060.928.917-94, domiciled at Via Corso d’Italia, No. 41, in the City of Rome, Italy; (ix) Piergiorgio Peluso, Italian citizen, married, bachelor in economics, bearer of the Italian Passport No. YA0006448, valid until August 16th, 2017, domiciled at Via Po 102, 00198, in the City of Milan, Italy; and (x) Rodrigo Modesto de Abreu, Brazilian citizen, married, electrical engineer, bearer of the identity card Nr. 12.754.381-8, issued by SSP/SP, enrolled before the CPF/MF under No. 116.437.828-78, domiciled at Avenida das Américas, No. 3.434, Building 1, 6th Floor, Barra da Tijuca, City and State of Rio de Janeiro, Brazil. It is registered, that Messrs. Adhemar Gabriel Bahadian, Alberto Emmanuel Carvalho Whitaker and Herculano Aníbal Alves are qualified as independent directors under the provision of the Listing Rules of the Novo Mercado of BM&FBOVESPA S/A – Bolsa de Valores, Mercadorias e Futuros. The shareholder TIM Brasil Serviços e Participações S.A. stated that obtained, from the Directors hereby elected, the confirmation that they have the necessary qualifications and meet the requirements established by the Law 6,404/76 for exercising the position of member of the Board of Directors of the Company. The aforementioned members of the Board of Directors will submit the term of investiture, the statement required by CVM Instruction No. 367, dated as of May 29th, 2002, the documents referred to in Sections 18 and 19 of the Company’s By-Laws, and other documents, duly executed within the applicable term. All the Board Members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2017 and will take office subject to the presentation of the all documents previously referred duly executed and in the term provided by the Law 6,404/76, in the Novo Mercado’s Rules and the Company’s By-Laws and by the Company’s By-Laws;

(4) Regarding the composition and election of the Fiscal Council, the shareholders’ resolved: (4.1) To approve, by majority of votes, corresponding to ninety-nine point seventy-nine percent (99.79%) of the capital stock represented at this Shareholders’ Meeting, the Fiscal Council will be composed by three (3) regular members and equal number of alternate members; (4.2) First, in separate election, under the terms of Section 161, paragraph 4th, item ‘a’ of Law 6,404/76, the minority shareholders represented by Banco Bradesco S.A. and BRAM – Bradesco Asset Management S.A. DTVM indicated as candidates, regular and alternate, Mr. Guido Vinci and Mr. Leonardo Pinto Homsy, respectively; the minority  shareholders Fundo de Investimentos em Ações Alvorada e Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI indicated as candidates, regular and alternate, Mr. Maurício Marcellini Pereira and Mr. Humberto Pires Grault Vianna de Lima, respectively; after computing the votes, were elected, by indication of the minority shareholders represented by Banco Bradesco S.A. and BRAM – Bradesco Asset Management S.A. DTVM, registered hereby the abstention of the Controlling shareholder, TIM Brasil Serviços e Participações S.A., by ninety-nine point eighteen percent (99.18%) of votes issued by the shareholders representing the minority capital stock and attending this separate election, as an regular member of the Fiscal Council, Mr. Guido Vinci, Brazilian citizen, married, lawyer, bearer of the Identity Card Nr. 90171, issued by OAB/RJ, enrolled before the CPF/MF under Nr. 962.567.967-72, domiciled at Avenida General San Martin, 841, COB 01, Leblon, in the City and State of Rio de Janeiro, Brazil, having as alternate member Mr. Leonardo Pinto Homsy, Brazilian citizen, married, lawyer, bearer of the Identity Card Nr. 118.849, issued by OAB/RJ, enrolled before the CPF/MF under Nr.  012.031.897-02, domiciled at Rua Joaquim Nabuco, 186, apto. 602, Copacabana, in the City and State of Rio de Janeiro, Brazil;

(4.3) To elect, by majority of votes, by indication of the Controlling shareholder, TIM Brasil Serviços e Participações S.A., as regular and alternate members of the Fiscal Council, respectively: (i) as regular member Mr. Oswaldo Orsolin, Brazilian citizen, married, economist and accountant, bearer of the Identity Card No. 2.911.852-9, issued by SSP/SP, enrolled before the CPF/MF under No. 034.987.868-49, domiciled at Avenida Lopes de Azevedo, No. 154, house 1, Jardim Everest, in the City and State of São Paulo, having as alternate member Roosevelt Alves Fernandes Leadebal, Brazilian citizen, married, economist, bearer of the identity card No. 74.045, issued by SSP/RN, enrolled before the CPF/MF under No. 016.083.804-59, domiciled at SQSW, No. 305, Block G, apt. 407, in the City of Brasília, Distrito Federal; and (ii) as regular member Mr. Josino de Almeida Fonseca, Brazilian citizen, married, civil engineer, bearer of the Identity Card No. 5.492.136-3, issued by SSP/SP, enrolled before the CPF/MF under No. 005.832.607-30, domiciled at Rua Doutor Oscar Monteiro de Barros, No. 400, apt. 101, Vila Suzana, in the City and State of São Paulo, having as alternate member, Mr. João Verner Juenemann, Brazilian citizen, married, accountant and business administrator, bearer of the identity card No. 3.010.401.283, issued by SSP/SP, enrolled before the CPF/MF under No. 000.952.490-87, domiciled at Rua André Poente, No. 238, Independência, in the City of Porto Alegre, State of Rio Grande do Sul. The shareholders who appointed the regular and alternate Fiscal Council’s members hereby elected stated that, as a condition for the investiture of such members, they shall obtain from them, within thirty (30) days, or prior to the next Fiscal Council’s Meeting, whatever happens first, the confirmation that they are duly qualified and that they comply with the requirements set forth in the Law 6,404/76 and the Company’s By-Laws to be a member of the Company’s Fiscal Council. The Fiscal Council’s members hereby elected shall remain in the position until the Annual Shareholders’ Meeting of the Company to be held in 2016 and shall take place upon fulfillment of the applicable conditions and execution of the respective instruments of investiture, in the term and as provided for in the Law 6,404/76, in the Novo Mercado’s Rules of BM&BOVESPA and the Company’s By-Laws; and

(5) To approve, by majority of the votes, corresponding to eighty-three point forty-six percent (83.46%) of the capital stock represented at this Shareholders’ Meeting, the compensation of the administrators for the fiscal year of 2015, as follows: (5.1) Compensation to the Board of Directors: total annual compensation in the amount of two million, three hundred and sixteen thousand Reais (R$2,316,000.00), to be granted to the Directors individually in accordance with the criteria to be resolved by the Board of Directors; (5.2) Compensation to the Committee’s members: total annual compensation in the amount of eight hundred and forty thousand Reais (R$840,000.00) to be granted to the members of the internal committees with the criteria to be resolved by the Board of Directors; (5.3) Compensation to the Fiscal Council’s members: total annual compensation in the amount of five hundred and four thousand Reais (R$504,000.00);  and (5.4) Compensation to the Board of Statutory Officers: total annual compensation in the amount of nineteen million, eight hundred and sixty-five thousand Reais (R$19,865,000.00), regarding that from such amount, fifty-two percent  (52%) correspond to the fixed compensation and forty-eight percent (48%) to the variable compensation.

On Extraordinary Shareholders’ Meeting:
(1) To approve, by majority of votes, corresponding to ninety-nine point zero two percent (99.02%) of the capital stock represented by the minority shareholders attending this Shareholders’ Meeting, excluding all the vote abstentions and also the abstention expressly registered by the controlling shareholders TIM Brasil Serviços e Participações S.A. and according to the documentation previously disclosed in the website of the Company, of the Comissão de Valores Mobiliarios and of the Securities and Exchange Commission, regarding the history of the Cooperation and Support Agreement (“Agreement”) and the benefits accrued by the Company and its subsidiaries resulting from the Agreement, the extension of the Agreement to be entered into by and between Telecom Italia S.p.A., on one side, and TIM Celular S.A. and Intelig Telecomunicações Ltda., on the other side, with the Company as an intervening party, until the Annual Shareholders’ Meeting to be held one the year of 2016 and in the amount corresponding in Reais of up €11,750,764.00 (eleven million, seven hundred and fifty thousand, seven hundred and sixty-four Euros), pursuant to the proposal submitted to the Statutory Audit Committee at its meeting held on March, 11th, 2015, and to the Board of Directors at its meeting held on March 12th, 2015, being the Officers of the Company hereby authorized to perform any and all acts that may be deemed necessary in order to proceed with the extension of the Agreement.

CLARIFICATIONS: The Board received and registered the abstentions and the eventually dissenting votes from the shareholders that attended this Shareholders’ Meeting, which were properly presented and computed in the resolutions above.

CLOSING: With nothing further to discuss, the Chairman of the Board suspended the meeting for the necessary time to finalize these minutes. As the session was reopened, the minutes were read and approved by the attendees, executed by the Chairman and the Secretary of the Board Meeting.

I hereby certify that these minutes are the faithful copy of the original version duly recorded in the respective book.

Rio de Janeiro (RJ), April 14th, 2015.

ROBSON BARRETO
Chairman of the Board

JAQUES HORN
Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: April 14, 2015	By:	/s/ Rogério Tostes

Name: Rogério Tostes
Title: IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.